Exhibit 99.1

RRSAT INKS DEAL WITH FOX INTERNATIONAL CHANNELS
TO ENABLE BROADCASTS EXPANSION TO AFRICA

Leading International Multi Media Company Reaches Millions of African Households with
RRsat Global Distribution Network

Airport City Business Park, Israel – July 8, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industry, announced today that it has signed a long-term agreement with Fox International Channels (FIC), 21st Century Fox’s international multi-media business, to support broadcast of its French channels throughout Africa. FIC, which operates more than 300 channels globally, reaching over 1.6 billion viewers worldwide, is now expanding its content reach to the African continent with the RRsat’s Global Network and MEASAT Satellite Systems Sdn. Bhd.’s (“MEASAT”) AFRICASAT-1a satellite.

RRsat is supporting FIC’s extended African content reach with the launch of some of its main factual TV brands: National Geographic Channel, Nat Geo Wild and the travelling channel Voyage via the new RRsat C-Band platform on AFRICASAT-1a to viewers throughout the continent.

 “We are very satisfied for having RRsat’s support in broadcasting some of our factual flagship TV channels across Africa, which will let us deliver our content to viewers all over the continent, reaching a greater number of subscribers and making possible the increase of distribution,”, said  Tim Joyce Vice President of Broadcast Operations Europe. “The factual channels branded by National Geographic and Voyage are an absolute reference inside the FIC’s brands bouquet that will be very well welcomed by all audiences.”

“RRsat welcomes the opportunity to work with Fox International Channels, one of the most successful media companies in the world, and to support Fox’s strategic decision to distribute its flagship national geographic channels throughout Africa,” said Lior Rival, Chief Commercial Officer of RRsat. “RRsat’s MCPC platform on AFRICASAT-1a enables our customers to efficiently and cost effectively distribute content at the highest quality to householders and cable head ends in every country in Africa.”

About Fox International Channels
FOX International Channels (FIC) is 21st Century FOX’s international multi-media business. We develop, produce and distribute 300+ wholly- and majority-owned entertainment, sports, lifestyle, factual and movie channels in 48 languages across Latin America, Europe, Asia and Africa.  FIC’s core channel brands include FOX, FOX Sports, FOX Life and National Geographic Channel. FIC’s movie channels include FOX Movies, FOX Movies Premium, Star Chinese Movies and Moviecity.
These networks and their related mobile, non-linear and high-definition extensions, reach over 1.6 billion cumulative households worldwide. In addition, FIC owns and operates two production studios and produces thousands of local programming hours for its wholly owned channels and third parties.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units. More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Information in this press release concerning FOX International Channels (FIC) is based on information provided by FOX International Channels and has not been independently verified by RRsat.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2012 and our Current Reports on Form 6-K.

Company Contact Information Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts Hayden/MS-IR LLC Brett Maas/ Miri Segal-Scharia 646-536-7331/ 917-607-8654 Brett@haydenir.com/ msegal@ms-ir.com	FIC Europe & Africa Contact Belén Frías Communications Director +34671559954 Belen.frias@fox.com